Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225742

July 25, 2018

Cushman & Wakefield plc

Concurrent Private Placement

Vanke Service (HongKong) Co., Limited (“Vanke Service”), has agreed to purchase in a private placement from Cushman & Wakefield plc (“we”, “us” or “our”) an aggregate number of ordinary shares that will represent ownership of 4.9% of our outstanding ordinary shares after giving effect to this initial public offering and any exercise of the underwriters’ option to purchase additional ordinary shares. Based on 45,000,000 shares offered in this transaction, we will sell 10,212,677 ordinary shares (or 10,560,469 ordinary shares if the underwriters exercise in full their option to purchase additional shares) in the private placement at a price per share equal to the initial public offering price. This private placement is conditioned upon and expected to close concurrently with this offering, with additional closings expected to occur following any closing of the underwriters’ option to purchase additional ordinary shares. The sale of these shares will not be registered under the Securities Act. This private placement, which we refer to as the “Concurrent Private Placement,” is subject to customary closing conditions, including receipt of stamp tax clearance. In connection with the Concurrent Private Placement, we agreed to enter into a Shareholder Agreement with Vanke Service containing customary standstill provisions for a period of 18 months after the closing of this initial public offering, customary transfer restrictions and a lock-up restricting share sales for 12 months with respect to 50% of our shares held by Vanke Service and 18 months with respect to the remaining 50% of our shares held by Vanke Service, in each case after the closing of this initial public offering. We have also agreed to provide Vanke Service with customary piggyback and other registration rights following the foregoing lock-up period pursuant to the Registration Rights Agreement. The initial public offering is not conditioned upon the closing of the Concurrent Private Placement. In addition, we and Vanke Service plan to discuss possible opportunities related to our respective businesses in the Greater China Region.

Please refer to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-225742) for additional information on the initial public offering and the Concurrent Private Placement.

Cushman & Wakefield plc has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: prospectus-eq_fi@jpmchase.com, Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526 or email: prospectusny@ny.email.gs.com or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: 888-827-7275 or email: olprospectusrequest@ubs.com.